UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.1)

PennyMac Financial Services, Inc.
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(Name of Issuer)

Class A Common Stock, par value $.0001 per share
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(Title of Class of Securities)

70932B101
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(CUSIP Number)

David Shevlin
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York  10017
(212) 455-2000
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2014
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(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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CUSIP No. 70932B101
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    1       NAMES OF REPORTING PERSONS

            Fidelity Investments Charitable Gift Fund
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)           (a) [ ]
                    (b) [ ]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS (See Instructions)

            N/A
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
--------------------- --------- ------------------------------------------------
          7      SOLE VOTING POWER
                                                                           0
                      --------- ------------------------------------------------
NUMBER OF              8      SHARED VOTING POWER
SHARES
BENEFICIALLY          0
OWNED BY EACH         --------- ------------------------------------------------
REPORTING      9      SOLE DISPOSITIVE POWER
PERSON WITH
                 0
                      --------- ------------------------------------------------
          10     SHARED DISPOSITIVE POWER

                 0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
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    14      TYPE OF REPORTING PERSON (See Instructions)
            OO

This Amendment No. 1 supplements and amends the Schedule 13D filed on October 11, 2013 by Fidelity Investments Charitable Gift Fund, a trust formed under laws of the State of Massachusetts (the “Reporting Person”), with respect to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of PennyMac Financial Services, Inc., a Delaware corporation (the "Issuer") beneficially owned by it (as so amended, this “Schedule 13D”).  Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended by inserting the following before the last paragraph therein:

On March 26, 2014, the Reporting Person entered into an Underwriting Agreement with the Issuer, Private National Mortgage Acceptance Company, LLC and Citigroup Global Markets Inc. (the “Underwriting Agreement”).  As contemplated by the Underwriting Agreement, the Reporting Person sold  6,110,000 shares of Class A Common Stock to Citigroup Global Markets, Inc., the underwriter for the offering.  The 6,110,000 shares included an additional 555,455 shares of Class A Common Stock sold to Citigroup Global Markets Inc. as a result of Citigroup Global Markets, Inc.’s exercise of its 30-day option to purchase additional shares.  The offering closed on April 1, 2014 at a price of $16.0545 per share.  The $16.0545 price per share represented the $16.50 public offering price per share, less the underwriting discount of $0.4455 per share.

The foregoing description of the terms of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which was attached to the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on March 27, 2014, and is incorporated herein by reference.  The terms of the offering are more fully described in the prospectus on Form 424B4 attached to the Form 8-K filed by the Issuer with the SEC on March 27, 2014, which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The Reporting Person does not beneficially own any shares of Class A Common Stock.

(c) On April 1, 2014, the Reporting Person sold 6,110,000 shares of Common Stock in an underwritten offering at a price of $16.0545 per share.  The $16.0545 price per share represents the $16.50 public offering price per share of the Class A Common Stock of the Issuer, less the underwriting discount of $0.4455 per share.  Except as set forth herein, the Reporting Person has not effected any other transactions in the Issuer’s Class A Common Stock within the past 60 days.

(d) Not applicable.

(e) On April 1, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended by inserting the following before the last paragraph therein:

The information set forth in Item 4 of this Schedule 13D with respect to the Underwriting Agreement is hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended by adding the following:

Exhibit 2 - Underwriting Agreement (filed as Exhibit Exhibit 1.1 to the Issuer’s Form 8-K filed with the SEC on March 27, 2014).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2014

FIDELITY INVESTMENTS CHARITABLE GIFT FUND

By:	/s/ Jill L. Weiner
Name: Jill L. Weiner
Title: Secretary & Chief Compliance Officer